

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 3, 2017

Via E-mail
James J. Dolan
Chief Executive Officer
Gordon Pointe Acquisition Corp.
90 Beta Drive
Pittsburgh, PA 15238

>   **Re: Gordon Pointe Acquisition Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted June 6, 2017**
>   **CIK No. 0001708176**

Dear Mr. Dolan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Release of funds in trust account on closing of our initial business combination, page 19

2. We note your disclosure that all of the funds in trust will be released to you upon completion of the business combination, and you will then pay redeeming shareholders.

Please provide us your analysis of whether this process increases the risk that those funds would be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds due to the redeeming shareholders directly to those shareholders.

Risk Factors, page 21

3. We note the disclosure in your United States Federal Income Tax Considerations section on page 111 indicates there are numerous tax uncertainties. Please add a risk factor to explain the tax uncertainties that investors will encounter as a result of investing in this offering and highlight those tax uncertainties in your prospectus summary.

Management

Number and Terms of Office of Officers and Directors, page 87

4. We note your disclosure on this page that you "intend to have five directors" and that you "may not hold an annual meeting of stockholder until after [you] consummate [your] initial business combination." Please tell us how your directors will be elected prior to the completion of the offering. We may have further comment.

Financial Statements

Notes to Financial Statements

4. Private Placement, page F-11

5. At the top of page F-12 you refer to both Private Warrants and Placement Warrants. Please tell us if the Private and Placement Warrants are the same 4,625,000 private placement warrants described in the preceding paragraph.

6. Please expand the disclosure under this heading to explain the private placement warrants may be exercised by the sponsor and its permitted transferees for cash or on a cashless basis, as is disclosed on page 62. In consideration of the cash exercise feature, please tell us how you intend to account for these warrants in your financial statements.

You may contact Brian McAllister at (202) 551-3341 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Stephen Cohen, Esq.
        Fox Rothschild LLP